ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Announces Participation in the H.C. Wainwright Conference

BRISBANE, Australia, September 9, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”), a leading battery materials and technology company, today announced that the company is scheduled to participate in the following upcoming investor event in September 2024:

•
H.C. Wainwright 26th Annual Global Investment Conference to be held in New York, NY on September 10th and 11th

Presentation materials will be available prior to the event at the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA